Exhibit 99.1

noco-noco Welcomes Darren Ng as Chief Financial Officer

noco-noco is pleased to announce the appointment of Darren Ng as its new Chief Financial Officer, based in Singapore. Darren has over two decades of leadership experience across Fintech, Private Equity, and international banks including DBS, HSBC, Standard Chartered, and OCBC. He also brings hands-on start-up experience as the C-suite executive for Asia operations at a leading global Web3 fintech company.

Over the course of his career, Darren has been recognized for his successful track record in delivering business transformation, growth, and profits. At HSBC, he received the CEO Impact Award in recognition of his contributions to the transformation of HSBC Singapore. During his tenure at OCBC, he was appointed as a Material Risk Taker (MRT) due to the strategic significance of his role and responsibilities.

With a passion for technology-driven Finance Transformation, Darren implemented the first Robotics Process Automation deployment at OCBC to enhance analytics and business reporting for the consumer banking business. During his tenure as the Chief Performance Officer at the Clermont Group, he authored the Clermont Group CFO Red Book, Opco Financial Standards Manual, and Business Risk and Control Playbooks to enhance financial discipline, capital management, and risk control, establishing a robust foundation for sustainable growth across its operating companies.

Darren currently serves as the Non-Executive Board Director of Taki Network Pte. Ltd., a Web3 fintech company, and Newosis Mental Health Foundation, a non-profit organization. He is a regularly invited speaker at various International Finance Forums, Expert Panels, and Business Schools around the region. In 2022, he was recognized amongst the Top 50 Finance Leaders in Southeast Asia.

Darren holds a Bachelor of Accountancy from Nanyang Technological University and is an alumnus of the OCBC-INSEAD Flagship Executive Leadership Program.

With his extensive experience and a proven track record of driving growth, Darren is well positioned to lead noco-noco’s financial ambitions and to provide strategic guidance as we enter our next phase of exciting growth post-listing.

About noco-noco

noco-noco is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy. With X-SEPA™, a battery separator technology designed for long-lasting and high heat-resistant performance, and noco-noco’s carbon-neutral leasing platform, noco-noco expects to address the need for clean, affordable, and sustainable energy solutions. noco-noco Inc. made its Nasdaq debut in Aug 2023. For more information on noco-noco, visit www.noco-noco.com

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

Nandini Prashad

Head of Strategic Communications and PR, noco-noco

contactus@noco-noco.com